EXHIBIT C

JOINT FIDELITY BOND AGREEMENT

THIS JOINT FIDELITY BOND AGREEMENT (the “Agreement”), entered into on June 1, 2011 is by and between the Bennett Group of Funds (the “Feeder Trust”) and the Bennett Group Master Funds (the “Master Trust” and together with the Feeder Trust, the “Trusts”).

BACKGROUND

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), authorizes the U.S. Securities and Exchange Commission (the “SEC”) to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement through fidelity bond insurance coverage, and the SEC has promulgated Rule 17g-1 requiring such coverage in specified minimum amounts; and

WHEREAS, Rules 17g-1 under the 1940 Act permits a registered management investment company to obtain such fidelity bond insurance coverage through a joint fidelity bond together with certain affiliated persons, including those engaged in the management or distribution of its securities, or affiliated persons of such persons; and

WHEREAS, as contemplated by Rule 17g-1 under the 1940 Act, the Trusts have obtained a joint fidelity bond (“Joint Bond”) providing coverage against larceny and embezzlement by their officers and employees; and

WHEREAS, the Boards of Trustees of the Feeder Trust and the Master Trust, each by vote of a majority of its members, including a majority of those members of the Board who are not “interested persons,” as defined by Section 2(a)(19) of the 1940 Act, have given due consideration to all factors relevant to the amount, type, form, coverage and apportionment of recoveries and premiums on the Joint Bond and have approved the form, term and amount of the Joint Bond, the portion of the premiums payable by the Fund, and the manner in which recovery on the Joint Bond, if any, shall be shared by and among the parties hereto as hereinafter set forth.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

1.	ALLOCATION OF PROCEEDS

a.

In the event a single party suffers a loss or losses covered under the Joint Bond, the party suffering such losses shall be entitled to be indemnified up to the full amount of the proceeds from the Joint Bond coverage.

b.

In the event recovery is received under the Joint Bond as a result of a loss sustained by the Feeder Trust or the Master Trust, each Trust will receive an equitable and proportionate share of the recovery, but at least equal to the amount which the Trust would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

2.	ALLOCATION OF PREMIUMS

The premiums payable with respect to the Joint Bond shall be allocated to each of the parties hereto on an annual basis (and, in the event any increased or additional premium is required to be paid during the year, as of the date such increased or additional premium is due) in the same proportion as each party would bear for its allocable minimum amount of bond coverage.

3.	BOND COVERAGE REQUIREMENTS AND CHANGES

Each party hereto has determined that the Joint Bond provides at least the minimum amount of fidelity bond coverage deemed appropriate to be maintained by it. The Trusts further agree that they will promptly take such steps as may be necessary, from time to time, to increase the minimum coverage (and, if necessary, the face amount of the Joint Bond) so that the minimum coverage as therein set forth shall at no time be less than the minimum coverage required of it under Rule 17g-1(d)(1).

4.	ADDITION OF NEW FUNDS AND SERIES

The parties to this Agreement contemplate that additional registered management investment companies (“Additional Trusts”) may be added from time to time after the date of this Agreement. In the event an Additional Trust is organized, such Additional Trust may be included as an additional party to this Agreement if the Board of Trustees of each of the Trusts (including the Additional Trust) approves such addition and the Trusts establish a revised minimum allocation of bond coverage. The inclusion of an Additional Trust as a party to this Agreement shall be evidenced by such Trust’s execution of an Addendum to this Agreement and all references herein to the “Trusts” shall include any such Additional Trust.

5.	TERM OF AGREEMENT

This Agreement shall apply to the present joint fidelity bond coverage and any renewals or replacements thereof and shall continue until terminated by any party hereto upon the giving of not less than sixty days written notice to the other parties.

6.	GOVERNING LAW

This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware, to the extent not inconsistent with applicable provisions of the 1940 Act and the rules and regulations promulgated thereunder by the SEC.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by a duly authorized officer or representative on the date first written above.

BENNETT GROUP OF FUNDS

/s/ Stuart W. Rogers
By:	Stuart W. Rogers
Title:	Treasurer and Secretary

BENNETT GROUP MASTER FUNDS

/s/ Stuart W. Rogers
By:	Stuart W. Rogers
Title:	Treasurer and Secretary